Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

September 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abe Friedman

Lyn Shenk

Alyssa Wall

Taylor Beech

Re:	Barentsz Capital Limited

Registration Statement on Form F-1

Submitted September 8, 2025

File No. 333-290094

Dear Messrs. Friedman, Shenk, Wall, and Beech:

On behalf of our client, Barentsz Capital Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated September 29, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1. Contemporaneously, we are filing the Amendment No. 1 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1 we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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United States Securities and Exchange Commission September 30, 2025 page2

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Registration Statement on Form F-1

Dilution, page 45

1.	Please revise your dilution table to present your net tangible book value as of April 30, 2025 on a per share basis.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on page 45.

Financial Statements, page F-1

2.	Please tell us your consideration of giving retroactive effect to your financial statements to reflect the share reorganization that occurred on July 16, 2025. Refer to SAB Topic 4C.

Response: The Company respectfully advises that in accordance with SAB Topic 4C and ASC Topic 260, which require that changes in capital structure such as recapitalizations and stock splits be reflected retroactively in financial statements, the Company has retrospectively adjusted the number of shares outstanding for all periods presented in the accompanying consolidated financial statements. The computation of net income (loss) per share, weighted average shares outstanding, and other relevant share-based metrics have been adjusted to reflect the post-reorganization share structure as if the share issuance had occurred at the beginning of the earliest period presented. The Company notes the Staff’s comment and in response thereto has also revised the disclosure on pages F-3, F-4, F-5, F-16 and F-18

The Amendment No. 1 also updates the cover page, “Corporate and Company Structure,” “Summary of Risk Factors,” “The Offering,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Dilution,” “Principal Shareholders,” “Description of Securities,” “Shares Eligible for Future Sale,” “Underwriting,” and “Expenses,” the “Exhibit Index” and the “Signatures” on pages 3-4, 7, 10,22-23, 29, 40-45, 76, 85, 91-92 and 98, respectively.

Please call me at 212-407-4050 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall, Esq.
Erik Mengwall, Esq.
Partner

cc: Wei Xiao, Chief Executive Officer of Barentsz Capital Limited